SOPHiA GENETICS Publishes Results of the 2026 Annual General Meeting Shareholders adopt all proposals, co-founder Dr. Jurgi Camblong elected as Executive Chairman of the Board, Ross Muken elected as new member of the Board ahead of his appointment as CEO effective July 1, 2026 ROLLE, Switzerland, June 18, 2026 — SOPHiA GENETICS (Nasdaq: SOPH), a global leader in Ai-driven precision medicine, today announced that its 2026 Annual General Meeting of shareholders adopted all proposals on the agenda, electing Dr. Jurgi Camblong as the Executive Chairman of the Board of Directors with 99.79% of the votes, and Ross Muken as a member of the Board of Directors for the first time with 99.88% of the votes. Mr. Muken will assume the role of Chief Executive Officer, effective July 1, 2026. The appointments mark an important milestone in SOPHiA GENETICS’ continued evolution as it advances its mission to transform healthcare through Ai-enabled, data-driven medicine. All proposals presented to the AGM were approved by the shareholders. “Co-founding SOPHiA GENETICS and serving as CEO over the past 15 years has been one of the greatest privileges of my professional life,” said Jurgi Camblong, co-founder and newly elected Chairman of the Board of Directors of SOPHiA GENETICS. “What makes me proud is not only how far we have come, but the extraordinary people, partners, and customers who have helped shape our mission along the way. As we enter our next chapter, I am energized to work alongside Ross as he assumes the role of CEO, and to focus on my own contribution on the long-term strategic, scientific, and technological direction of the Company.” “SOPHiA GENETICS is entering one of the most exciting moments in its history, with strong commercial momentum and growing demand for Ai-powered, data-driven medicine,” said Ross Muken, newly elected Board member and incoming Chief Executive Officer of SOPHiA GENETICS, effective July 1. “What gives me the greatest confidence is the strength of our mission, our differentiated technology, and most importantly, our people. As we enter this next chapter, I am incredibly energized by the opportunity ahead and confident in our ability to continue scaling our impact globally while delivering meaningful innovation for patients, providers, and biopharma partners.” In addition to Dr. Camblong, the following directors standing for re-election were re-elected to the Board of Directors for a term of office of one year, expiring at the conclusion of the 2027 Annual General Meeting: • Troy Cox • Tomer Berkovitz • Jean-Michel Cosséry • Kathy Hibbs • Didier Hirsch • Vincent Ossipow The following persons standing for election were elected to the Board of Directors for a term of office of one year for the first time: • Ross Muken

The following members of the Board of Directors were re-elected as members of the Compensation Committee for a term of office of one year: • Kathy Hibbs • Jean-Michel Cosséry • Vincent Ossipow Following the meeting, the Board of Directors re-appointed Kathy Hibbs as Chair of the Compensation Committee. Compensation Votes Shareholders approved the maximum aggregate compensation of the Board of Directors for the period from the 2026 Annual General Meeting to the 2027 Annual General Meeting, the maximum aggregate fixed compensation of the Executive Committee for the financial year 2027, and the maximum aggregate variable compensation of the Executive Committee for the financial year 2026, in each case as proposed by the Board. Amendment to the Articles of Association Shareholders approved the proposed amendment to Article 4b of the Articles of Association, giving effect to the annual share replenishment under the Company’s 2021 Equity Incentive Plan to align the Articles of Association with the share replenishment described in the Plan, which was already authorized at the time of the Company’s initial public offering. The resolution was approved by the two-thirds majority of shares represented at the meeting as required under Swiss law. Annual Report, ESG Impact Summary, Appropriation of Result and Discharge Shareholders approved the 2025 Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2025, acknowledged the Auditors’ Reports, approved the appropriation of the 2025 financial result (carry-forward of the net loss), and granted discharge to the members of the Board of Directors and the Executive Committee for the 2025 financial year. On a consultative basis, shareholders also approved the 2025 ESG Impact Summary (Sustainability Report). Auditors and Independent Proxy The meeting re-elected PricewaterhouseCoopers SA as external auditors for the 2026 financial year and PHC Notaires as independent proxy until the conclusion of the 2027 ordinary Annual General Meeting. Governance In view of Dr. Camblong’s election as Executive Chairman, the Board introduced a Lead Independent Director role, rotating annually among the Chairs of its independent Board committees. The Board will also hold standing executive sessions of its independent directors at each meeting. Together with an independent majority on the Board and fully independent committees, these arrangements give SOPHiA GENETICS a clear, robust governance framework for its next chapter. About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is an Ai-native healthcare technology company on a mission to transform patient care by expanding access to data-driven medicine globally. It is the creator of SOPHiA DDM™, an Ai platform that analyzes complex genomic and multimodal data to generate real-time, real- world insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn. Investor and Media Contact Kellen Sanger IR@sophiagenetics.com media@sophiagenetics.com Forward-Looking Statements This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's leadership transition and governance arrangements, its strategic, scientific and technological direction, anticipated commercial momentum and demand for its solutions, and its ability to scale its impact and deliver innovation for patients, providers and biopharma partners. Forward-looking statements are generally identified by words such as “will”, “expect”, “believe”, “confident”, “energized”, “continue”, “anticipate”, “intend” and similar expressions. These statements reflect management's current expectations and assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially, including those described under “Risk Factors” in the Company's most recent Annual Report on Form 20-F and in subsequent reports furnished to or filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date of this release, and the Company undertakes no obligation to update them except as required by law.